

Brian Ogden

Video Producer/Editor at Phillips Safety Products, Inc.

Bridgewater, New Jersey, United States · **Contact info**

123 connections

 Phillips Safety Products, Inc.

 Rutgers University

Experience



Video Producer

Phillips Safety Products, Inc. · Part-time

Oct 2021 – Present · 4 mos

Middlesex, New Jersey, United States

Education



Rutgers University

Bachelor of Arts - BA, Digital Filmmaking, 3.6

2016 – 2020